UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

NORDSTROM, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

655664100

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655664100

1.	Names of Reporting Persons BRUCE A. NORDSTROM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,236,227

	6.	Shared Voting Power 1,005,196**

	7.	Sole Dispositive Power 24,236,227

	8.	Shared Dispositive Power 1,005,196** **See response to Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,241,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: NORDSTROM, INC.
	(b)	Address of Issuer’s Principal Executive Offices: 1617 SIXTH AVENUE, SEATTLE, WA 98101

Item 2.
	(a)	Name of Person Filing: BRUCE A. NORDSTROM
	(b)	Address of Principal Business Office or, if none, Residence: 1617 SIXTH AVENUE, SEATTLE, WA 98101
	(c)	Citizenship: U.S.
	(d)	Title of Class of Securities: COMMON STOCK
	(e)	CUSIP Number: 655664100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(l4) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with , in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: NOT APPLICABLE

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 25,241,423**
(b) Percent of class: 16.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 24,236,227
(ii) Shared power to vote or to direct the vote 1,005,196**
(iii) Sole power to dispose or to direct the disposition of 24,236,227
(iv) Shared power to dispose or to direct the disposition of 1,005,196**

**Includes (i) an aggregate of 743,420 shares of common stock held by one trust for which the Reporting Person acts as co-trustee and whose primary beneficiary is his niece (the “Trust”), and (ii) 261,776 shares of common stock owned by the Reporting Person’s spouse.  Although the Reporting Person is a contingent remainderman with respect to the Trust, the Reporting Person expressly disclaims beneficial ownership of the securities held in the Trust and the securities held by the Reporting Person’s spouse, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is the beneficial owner of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.
NOT APPLICABLE

Item 10.	Certification.
NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	/s/ Bruce A. Nordstrom
Bruce A. Nordstrom

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)